SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  -------------
                                SCHEDULE 14D-1/A
                                 AMENDMENT NO. 1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      SIERRA PACIFIC PENSION INVESTORS `84
                        A California Limited Partnership
                            (Name of Subject Company)
                                  -------------
                                 JOHN N. GALARDI
                                    (Bidder)
                                  -------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                  -------------
                                       N/A
                      (CUSIP Number of Class of Securities)
                                  -------------
                               ------------------
                               ------------------

                                 HOWARD F. HART
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, 36TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 613-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                  March 9, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction Valuation<F1>                          Amount of Filing Fee
--------------------------------------------------------------------------------
          $2,000,000                                          $400.00
--------------------------------------------------------------------------------

----------------

<F1> Determined  pursuant to  Rule 0-11(b)(1).  Assumes the purchase of 20,000
     Units at  $100.00 per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $360.00 previously paid and $40.00 paid
                             contemporaneously with the filing of
                             Schedule 13E-3/A.
Form or Registration No:     Rule 13e-3 Transaction Statement on Schedule 13e-3
Filing Party:                John N. Galardi
Date Filed:                  February 16, 1998

     This  Amendment  No. 1 amends and restates  the Tender  Offer  Statement on
Schedule 14D-1 (as amended hereby, the "Tender Offer Statement") originally filed by John N. Galardi (the "Offeror") on February 16, 1998, which Tender Offer Statement relates to an offer by the Offeror to purchase any and all outstanding units of Sierra Pacific Pension Investors `84, a California limited partnership (the "Company"), dated as of March, 9, 1998 (the "Offer to
Purchase"). This Tender Offer Statement is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended (the "Act"). The information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, including all annexes, appendices and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Letter of Transmittal.

     By this Amendment No. 1, the Tender Offer Statement is hereby amended and restated in its entirety as set forth below:

                      SCHEDULE 14D-1 TENDER OFFER STATEMENT

ITEM 1.    SECURITY AND SUBJECT COMPANY.

     (a) The name of the issuer is Sierra Pacific Pension Investors `84, a California limited partnership (the "Company"), and the address of its principal executive offices is 5850 San Felipe, Suite 500, Houston, Texas 77057.

     (b) This Schedule relates to the offer by John N. Galardi (the "Bidder") to purchase any and all of the Company's outstanding Limited Partnership Units (the "Units"), at $100.00 per Unit, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 9, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. As of December 31, 1997, the Company had issued and outstanding 77,000 Units and there were approximately 3,585 holders of record of the Units.

     (c) The information set forth on the cover page and under "Introduction" and "Special Factors - Price Range of Shares; Distributions; Trading Volume" in
Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) - (g) The information set forth under "Special Factors - Certain Information Regarding the Offeror" in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 3.   PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) - (b) The information set forth under "Special Factors - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under "Special Factors - Source and Amount of Funds" in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (g) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) The information set forth under "Special Factors - Interest in Units" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth under "Special Factors - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Introduction" and "Special Factors - Persons Retained; Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.   ADDITIONAL INFORMATION.

     (a) The information set forth under "Special Factors - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in Section 3 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase, dated March 9, 1998.

     (a)(2) Form of Letter of Transmittal with Substitute Form W-9.

     (a)(3) Instructions for the Requester of Form W-9.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JOHN N. GALARDI


                                             By:   JOHN N. GALARDI
                                                _______________________________
                                                   Name: John N. Galardi



Dated:  March 9, 1998

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------

(a)(1)         Form of Offer to Purchase, dated March 9, 1998.

(a)(2)         Form of Letter of Transmittal with Substitute Form W-9.

(a)(3)         Instructions for the Requester of Form W-9.